

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

June 25, 2013

Via E-mail
Mr. Alex Robertson
President and Director
Epicure Charcoal, Inc.
6910 Salashan Parkway
Ferndale, WA 98248

> **Re:** **Epicure Charcoal, Inc.**
> **Amendment No.2 to Registration Statement on Form S-1**
> **Filed June 3, 2013**
> **File No. 333-185368**

Dear Mr. Robertson:

We reviewed the amended filing and have the comments below.

Prospectus' Outside Front Cover Page

1. We note your revised disclosure in response to comment two in our February 20, 2013 letter. Further revise the disclosure to include the title and amount of securities offered under the company's name at the top of the front cover page. Refer to Item 501(b)(2) of Regulation S-K. Additionally, information not required by Item 501 or not key to an investment decision should not be included on the front cover page. For example, detailed information about your status as an emerging growth company or that the auditors have expressed substantial doubt about your ability to continue as an ongoing business should be removed from the prospectus cover page and included in an appropriate section of the filing.

2. Refer to comment 10 in our January 3, 2013 letter and comment four in our February 20, 2013 letter. We are unable to locate the information. As requested previously, revise the disclosure to include the anticipated net proceeds from the offering on an aggregate basis in tabular format. You may wish to show this information assuming the sale of 25%, 50%, 75%, and 100% of the shares being offered. See Item 501(b)(3) of Regulation S-K.

Summary Information about Epicure Charcoal, Inc., page 5

3. You reference March 31, 2013 as the end of your fiscal year in the fifth paragraph. Note 1 to your audited financial statements, however, indicates that you fiscal year end is September 30. Please reconcile this inconsistency.

Plan of Distribution, page 17

4. We note your revised disclosure in response to comment seven in our letter dated
    February 20, 2013. However, we are unable to locate disclosure discussing
    compliance with the relevant provisions of Regulation M as they relate to the
    distribution of securities in this offering. We reissue our prior comment seven.

Interests of Named Experts and Counsel, page 19

5. Please include the disclosure required by Item 509 of Regulation S-K for Kenne
    Ruan, CPA, P.C. regarding its expertise in accounting and auditing. Please refer to
    Item 10 of Form S-1 for additional guidance.

     You may contact Tracey Houser Smith, Staff Accountant, at (202) 551-3736 or
Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738 if you have questions about
comments on the financial statements and related matters. You may contact Edward M.
Kelly, Senior Counsel, at (202) 551-3728 or Era Anagnosti, Staff Attorney at (202) 551-
3369 with any other questions.

Very truly yours,

/s/ Era Anagnosti

for Pamela A. Long
Assistant Director